Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

ANNOUNCEMENT REGARDING PROVISION FOR ASSET IMPAIRMENT

This announcement is made by Sinopec Shanghai Petrochemical Company Limited (the “Company”), pursuant to Part XIVA of the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong and Rule 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company held the 13th meeting of the tenth session of the board of supervisors of the Company (the “Board of Supervisors”) on 17 January 2023, and the 26th meeting of the tenth session of the board of directors of the Company (the “Board”) on 18 January 2023 respectively. The meetings reviewed and approved that the Company will make provision for 2022 asset impairment. Details are as follows:

I.	OVERVIEW OF THE PROVISION FOR ASSET IMPAIRMENT

In order to objectively reflect the Company’s financial position and operating results in 2022 and according to the relevant requirements of the Accounting Standard for Business Enterprise (the “ASBE”) as well as based on the principle of prudence, the Company conducted impairment tests at the end of the year on relevant assets that may show indications of impairment. After the test, the Company proposed to make provision for impairment amounting to RMB811 million in total in 2022 due to the above matters.

II.	SPECIFIC INFORMATION OF THE PROVISION FOR ASSET IMPAIRMENT

1.	Approach, basis and standard of the provision for impairment

According to the ASBE No. 1 – Inventory, at the balance sheet date, inventories are carried at the lower of cost and net realisable value. Any excess of the cost over the net realisable value of inventories is recognised as a provision for impairment.

According to the ASBE No. 8 – Asset Impairment, where there is any indication that an asset is impaired, its recoverable amount should be estimated. The recoverable amount of an asset is the higher of its fair value less disposal cost and its present value of expected future cash flow. If the measurement results of the recoverable amount indicates that the recoverable amount of an asset is lower than its carrying amount, the carrying amount of such asset shall be written down to its recoverable amount, and the amount written down shall be recognised as impairment loss of the assets and included in profit or loss for that period. A provision for impairment of the asset shall be made accordingly.

2.	Details of the provision for impairment

In 2022, the Company performed impairment tests on assets with impairment indications and proposed to make provision for impairment amounting to RMB811 million, mainly including RMB525 million for inventories and RMB286 million for fixed assets.

III.	IMPACT OF THE PROVISION FOR IMPAIRMENT ON FINANCIAL POSITION OF THE COMPANY

In 2022, the Company proposed to make provision for impairment of assets amounting to RMB811 million in total due to the above matters and the provision for impairment is proposed to be fully included in the Company’s operation results in 2022, reducing the consolidated net profit of the Company in 2022 by RMB609 million.

IV.	OPINION OF THE BOARD

The Board is of the view that, the provision for asset impairment based on the actual situation reflected the asset condition of the Company fairly and accurately, which is in line with the ASBE and accounting policies of the Company. Accordingly, the Board approved the provision for asset impairment.

V.	OPINION OF THE INDEPENDENT DIRECTORS

The independent directors of the Company are of the view that, the provision for asset impairment is in line with the ASBE and relevant accounting policies of the Company, and the relevant deliberation procedures comply with laws and regulations. After the provision for asset impairment, the financial statements of the Company can more fairly reflect the financial position and operating results of the Company, which will help to provide investors with more true, reliable and accurate accounting information, and does not prejudice the interests of the Company and all shareholders, in particular minority shareholders. Accordingly, all the independent directors approved the provision for asset impairment.

VI.	OPINION OF THE BOARD OF SUPERVISORS

The Board of Supervisors is of the view that, the Company has made provision for asset impairment in accordance with the ASBE and relevant accounting policies of the Company, which is in line with the Company’s actual situation, and can reflect the Company’s financial position and asset value in a fairer way. The relevant decision-making procedures are in compliance with laws and regulations. Accordingly, the Board of Supervisors approved the provision for asset impairment.

VII.	OTHER INFORMATION

The figures above are based on a preliminary assessment only without certified public accountants auditing. Specific and accurate financial figures will be disclosed in the audited 2022 annual report to be officially published by the Company. Investors are advised to pay attention to the investment risk.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited Liu Gang
Joint Company Secretary

Shanghai, the PRC, 18 January 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun, and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.